FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of October 2003


                        Commission File Number 333-13944


                        Mahanagar Telephone Nigam Limited
             -----------------------------------------------------
             (Exact name of Registrant as specified in its charter)


                                       N/A
                 ----------------------------------------------
                 (Translation of Registrant's name into English)


                       12th Floor, Jeevan Bharati Tower-1
                              124 Connaught Circus
                                New Delhi 110 001
                                      India
                    ---------------------------------------
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F    X          Form 40-F
                                  -----                  ----

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes          No   X
                               ----        ----

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

                                Not applicable.

     Attached hereto is a copy of the unaudited financial results under Indian GAAP for the quarter and first half ended September 30, 2003 and the related press release.


                                      MAHANAGAR TELEPHONE NIGAM LIMITED
                                        ( A Govt.of India Enterprise)
                 UNAUDITED FINANCIAL RESULTS (PROVISIONAL) FOR THE THREE MONTHS ENDED 30.09.2003

                                                                                                             (Rs. in Million)
--------------------------------------------------------------------------------------------------------------------------------
    Sl.No.                 Particulars                 Q 2              Q 2              H 1            H 1        Year Ended
                                                     2003-04          2002-03          2003-04        2002-03      31.3.2003
                                                                                                    (Reviewed)     (Audited)
--------------------------------------------------------------------------------------------------------------------------------
      1                         2                       3                4               5              6                  7
---------------------------------------------------------------------------------------------------------------------------------

           1   Net Income from Service             15,550.41       14,704.41        30,838.61      29,556.42         58,065.30
           2   Other Income                           492.58          575.30           943.58       1,055.67          2,241.35
               Total                               16,042.99       15,279.71        31,782.19      30,612.09         60,306.65
           3   Total Expenditure
           a.  Staff Cost                           3,479.04        3,311.94         6,813.60       7,191.87         14,338.53
           b.  Admn./Operative Expenditure          2,626.69        2,500.71         4,827.58       4,842.15         10,108.21
           c.  Licence Fee                          1,611.51        1,595.57         3,570.06       3,187.21          5,818.16
           d.  Revenue Sharing                      2,404.22        2,214.75         4,395.58       4,076.54          8,445.58
           4   Interest                                73.58           73.95           158.50          89.53            328.19
           5   Depreciation                         2,321.95        1,914.74         4,578.34       4,194.36          8,670.42
               Total Expenditure                   12,517.00       11,611.66        24,343.67      23,581.66         47,709.09
           6   Profit Before Tax                    3,526.00        3,668.05         7,438.53       7,030.43         12,597.56
           7   Provision for Taxation               1,255.86        1,198.62         2,520.38       2,215.99          3,600.32
           8   Prior period adjustments                  -               -                -              -              225.69
           9   Net Profit                           2,270.14        2,469.43         4,918.15       4,814.44          8,771.55
          10   Paid up equity share capital
               Face value of Rs.10/-each.                                                                             6,300.00
          11   Reserves Excluding
               Revaluation Reserve                                                                                   88,669.73
          12   EPS
               Basic/Diluted (in Rs.)                   3.60            3.92             7.81           7.64             13.92
          13   Aggregate of non-promoter
               shareholding:-
           a.  Number of shares                                                                                    275,627,260
           b.  Percentage of shareholding                                                                               43.75%

-------------------------------------------------------------------------------------------------------------------------------


 Notes:
           1 The above results have been taken on record by the Board of Directors in their meeting held on 29.10.2003.

           2 In respect of Staff Cost an amount of Rs. 700 Million has been written back up to 30-09-03 on account of Excess provision Of Gratuity of earlier years & the reduced amount is reflected in H1 2003-04 figures as well as in Q2 2003-04.

           3 Previous period/year figures have been regrouped/ rearranged wherever necessary



Place: Mumbai                                 For and on behalf of the Board
Date:  29.10.2003

                                                        R.S.P Sinha
                                                        Director (Finance)


--------------------------------------------------------------------------------------------------------------
                 UNAUDITED SEGMENT WISE REVENUE, RESULTS AND CAPITAL EMPLOYED FOR THE
                                 THREE MONTHS ENDED ON 30/09/2003
                                                                                                Rs. in Million
--------------------------------------------------------------------------------------------------------------
             Particulars                        Business Segments                Unallocable          Total
                                       ------------------------------------
                                           Basic Services         Cellular
--------------------------------------------------------------------------------------------------------------
Income from Services                             15,162.57          438.13         (50.29)          15,550.41
Inter Unit Income                                      -               -               -                  -
Other Income                                         46.14           30.97         415.47              492.58
Total:                                           15,208.71          469.10         365.18           16,042.99
Segment result before interest/                                                                           -
 extraordinary items and Tax                      3,034.29          (39.39)        604.68            3,599.58
Less: Interest                                       73.00            0.00           0.58               73.58
Profit before Extra-ordinary                                                                              -
items and Tax                                     2,961.29          (39.39)        604.10            3,526.00
Less: Prior period items                               -               -              -                  -
Profit before tax                                 2,961.29          (39.39)        604.10            3,526.00
Less: Provision for Tax                                -               -         1,255.86            1,255.86
Profit after tax                                                                                     2,270.14

Segment Assets                                  102,720.93        2,802.44      99,237.88          204,761.25
Segment Liabilities                              57,580.16        1,565.96      44,165.94          103,312.06
Capital Employed                                 45,140.77        1,236.48      55,071.94          101,449.19
Segment Depreciation                              4,460.54          114.57           3.23            4,578.34

--------------------------------------------------------------------------------------------------------------

                                 PRESS RELEASE

                        MAHANAGAR TELEPHONE NIGAM LIMITED


INCOME FROM SERVICES INCREASED BY RS.1282.19 MILLION WHICH IS EQUIVALENT TO
4.34 AS COMPARED TO THE CORRESPONDING HALF YEAR OF THE PREVIOUS YEAR.

TOTAL INCOME INCREASED BY 763.28 MILLION WHICH IS EQUIVALENT TO 5% FOR THE QUARTER ENDING 30.09.2003 AS COMPARED TO THE CORRESPONDING QUARTER OF THE PREVIOUS YEAR.


The Board of Directors of MTNL have taken on record the Unaudited Financial results for the 2nd Quarter ended on 30.9.2003. During this quarter Income from services has gone up by Rs.846 Million which is equivalent to 5.75% as compared to the corresponding quarter of the previous year. This is despite reduction in tariff of NLD and ILD calls.

As compared to the corresponding half year of the previous year 2002-03, the gross profit during the half year ended 30.09.2003 has gone up by Rs.408.10 Million which is around 5.8%.

MTNL has made a Net Profit of Rs.4918.15 Million during this half year ended on 30.09.2003 as compared to Rs.4814.44 Million during the corresponding half year of the previous year. Thus the profit has gone up by Rs. 103.75 Million.

Total Income of Rs. 16042.99 Million during this quarter ended on 30.9.2003 has gone up by Rs.763.28 Million which is increase of 5% as compared to the corresponding quarter of the previous year ended on 30.9.2002. MTNL has recorded net profit of Rs. 2270.14 Million during this quarter.

     Company has broad based its services portfolio with emphasis on value addition and maintained a tight control over its operating cost. During the half year ended on 30.9.2003 our customer base has increased and as on
30.9.2003 we have 4541441 Basic telephone subscribers, 327269 internet subscribers, 77547 WLL subscribers and 300234 cellular mobile subscribers. With the increase in customer base, the Company is expected to receive more revenue in time to come.

                                                             (R.S.P. Sinha)
                                                            Director (Finance)
MUMBAI
29.10.2003

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   Mahanagar Telephone Nigam Limited


                                   By  /s/ R.S.P. Sinha
                                     ---------------------------------
                                   Name:  R.S.P. Sinha
                                   Title: Director (Finance)


Date:  October 31, 2003